Exhibit 99.1

Edgen Group Inc.

18444 Highland Road

Baton Rouge, Louisiana 70809

December 19, 2011

PRIVATE AND CONFIDENTIAL

Spears & Associates, Inc.

8908 South Yale, Suite 440

Tulsa, Oklahoma 74137

USA

Re: Consent to use data extracted from “Drilling and Production Outlook”, December 2011

Dear Sir or Madam:

Edgen Group Inc. (the “Company”) is drafting a filing to be submitted to the Securities and Exchange Commission. We request your consent to cite, in the filing and all amendments thereto, certain statements and data (together, the “Data”) contained in the Drilling and Production Outlook, December 2011 edition. Furthermore, we also request to cite Spears & Associates, Inc. as the source of such Data. For example, we seek to include the Data as shown on Schedule A of this document in the Registration Statement. Please note that this data may be updated to conform to the effective date of the Registration Statement.

If this is acceptable, please indicate your consent to our use of the Data by countersigning this letter. Please email the executed consent to Michael Fischette at michael.fischette@dechert.com, and return the original executed consent to Michael Fischette at Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104. Please call the Michael Fischette of Dechert LLP, counsel to the Company, at (215) 994-4000 with any questions you may have. Given the urgency of this request, your prompt attention to this matter is greatly appreciated.

Sincerely,

Edgen Group Inc.

/s/ David L. Laxton, III
David L. Laxton, III, Chief Financial Officer

CONSENT GRANTED:

[/s/ Recipient]

By:	/s/ John Spears
Name:	President
Title:	President
Date:	December 19, 2011

Schedule A

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According to the December 2011 “Drilling and Production Outlook” published by Spears & Associates, Inc., total global onshore drilling and completion spending for 2011 is estimated to be $201 billion, with 61% spent in the onshore U.S. market. U.S. onshore drilling and completion spending has increased from $13.4 billion in 2000 to $94.4 billion in 2010 and is expected to increase by a 10.0% CAGR between 2010 and 2017.

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Spears & Associates, Inc. estimates that global offshore drilling and completion spending will reach $63.0 billion in 2011, of which 16% will be spent in North America and 84% will be spent outside North America. Offshore drilling and completion spending outside North America has increased from $20.9 billion in 2000 to $50.2 billion in 2010 and is expected to increase by a CAGR of 11.0% between 2010 and 2017.